SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d 1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d 2(a)

(Amendment No. 15)

Gas Natural Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
367204 104
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	367204 104	Page	2	of	4	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,422,271*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,422,271*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,422,271*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

39.9%

14	TYPE OF REPORTING PERSON (see instructions)

IN
* Shares owned by Richard M. Osborne, trustee.

CUSIP No.	367204 104	Page	3	of	4	Pages
Introduction.
     This Amendment No. 15 to Schedule 13D is filed by Richard M. Osborne relating to shares of common stock, par value $0.15 per share (the “Shares”), of Gas Natural Inc. (the “Company”).
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is amended and supplemented as follows:
          Since the filing of Amendment No. 14 to Schedule 13D, Mr. Osborne, as trustee, has pledged certain Shares of the Company as collateral for loans unrelated to the Company as described below. Under the various pledge agreements, Mr. Osborne, as trustee, retains the right to vote and receive dividends for the pledged Shares.
•	800,000 Shares to RBS Citizens, N.A., dba Charter One;

•	100,000 additional Shares to FirstMerit Bank, N.A for a total of 1,006,910 Shares now pledged to First Merit;

•	100,000 Shares to Huron Lime Company, LLC;

•	15,360 Shares to Huron Lime, Inc.;

•	65,000 Shares to Citizens Bank; and

•	85,000 Shares to two individuals.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 28, 2010

/s/ Richard M. Osborne
Richard M. Osborne

Page 4 of 4 Pages